SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D/A
          (Amendment No. 6)
            Under the Securities Exchange Act of 1934

            CHURCHILL DOWNS INCORPORATED
 (Name of Issuer)

                                       COMMON STOCK NO PAR VALUE
  (Title of Class of Securities)

                                                   171 484 108
 (CUSIP Number)

Thomas H. Meeker, President, Churchill Downs Incorporated, 700
Central Avenue,
Louisville, Kentucky  40208 (502)636-4400
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                    May 2, 2000
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report
 the acquisitionthat is the subject of this Schedule 13D, and is filing this schedule because of sec.240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of theschedule, including all exhibits. See sec.
240.13d-7(b) for other
 parties to whom copies are
to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities
Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _______________

     1)  Names of Reporting Persons I.R.S. Identification Nos. of
Above Persons
     (entities only)
     Brad M. Kelley
 2)  Check the Appropriate Box if a Member of a Group (See
Instructions)

 a) N/A
 b) N/A
 3)  SEC Use Only _________________________________________

4)  Source of Funds (See Instructions)Not Applicable
5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d)
 or 2(e)
 _____________________________________________

6)  Citizenship or Place of Organization United States
 Number of (7) Sole Voting Power 1,000,000
 Shares Benefically owned    (8) Shared Voting Power      -0-
 Shares beneficially Owned by  (9) Sole Dispositive Power1,000,000
  Each Reporting person
 (10) Shared Dispositive Power         -0-
 With      11)  Aggregate Amount Beneficially Owned by
 Each Reporting Person 1,000,000

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
 Shares (See
 Instructions)____________________________________________

 13)  Percent of Class Represented by Amount in Row (11) 10.15%
 14)  Type of Reporting Person (See Instructions)    IN
 __________________________________________________ ______________
 _________________________________________________________________
 _________________________________________________________________
 _________________________________________________________________

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2000
Date

Brad M. Kelley
Signature

The orginal statement shall be signed by each person on whose behalf the
 statement is filed or  his authorized representative.  If the statement is
signed on behalf of a person by his authorized  representative
 (other than an executive officer or general partner of
 the filing person), evidence of the representative's authority to sign on
behalf of such a person shall be filed  with the statement;
provided, however,
 that a power of attorney for this purpose which is already on file with the
Commission may be incorporated by
reference.  The name and any title of each   person
who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
 (SEE 18 U.S.C. 1001)

 Pursuant to Rule 13d-2(a) of Regulation 13D-G of the Act the undersigned hereby amends his 13D Statement dated September 16, 1999 and Amendment No. 1 dated September 21, 1999, Amendment No.2 dated September 30,1999, Amendment No.3 dated October 20, 1999, Amendment No. 4 dated November 9, 1999 and Amendment
No. 6 dated  January 19, 2000.
ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock of Churchill Downs
Incorporated
 ("The Company"). The Company's principal offices are located at 700 Central Avenue, Louisville, Kentucky 40208.

ITEM 2.   IDENTITY AND BACKGROUND

 The name of the person filing this statement is Brad M. Kelley, an individual (the "reporting person"). The reporting person's residential
 address is P.O.Box 1355 1600 Jean LaFitte, Boca Grande, Florida 33921. He is employed as Chairman and Chief Executive Officer of
Commonwealth Brands, Inc., 2200 Lapsley Lane,
Bowling Green, Kentucky 42103.
His telephone number is (270) 781-9100.

During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

The reporting person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule 13D covers1,000,000 shares beneficially owned by Kelley individually. All of the1,000,000 shares are beneficially owned by Kelley individually. No shares are held in nominees' name for his
benefit. The stock beneficially owned by Kelley individually and through his immediate family was purchased with personal funds beginning in September, 1997, with the last purchase being made on May 2, 2000.

ITEM 4.   PURPOSE OF TRANSACTION

The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of
Schedule 13D.  Kelley is a Company nominee for Class I
directorship at  the upcoming Annual Shareholders Meeting.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Kelley individually beneficially owns1,000,000 shares of common stock of the Company, which based on the Company's 14A Proxy Statement filed April 27, 2000 represents approximately 10.15% of the outstanding stock of 9,853,627 as of April 24, 2000.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR
  RELATIONSHIP
WITH RESPECT TO SECURITIES OF THE ISSUER.

  None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

  None


Brad M. Kelley

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 2, 2000


Brad M. Kelley